1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 19, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,284

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,284 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares U.S. CapEx ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of U.S. companies with forecasted higher levels of sales growth relative to U.S. domestic capital spending, as identified by the index provider.

The Fund seeks to track the investment results of the Morningstar US CapEx IndexSM (the “Underlying Index”). The Underlying Index is designed to track the equity performance of U.S. companies that the Equity Research team of Morningstar, Inc. (“Morningstar”) has determined are especially sensitive to increases in capital expenditure (“CapEx”) in the economic cycle.

The Underlying Index is a subset of the Morningstar US Market Index (the “Parent Index”). The eligible universe of securities in the Underlying Index must be both in the Parent Index and covered by Morningstar’s Equity Research analysts. The Morningstar analysts perform fundamental research in order to score industries within the eligible universe along a three point scale based on an industry’s sensitivity to broad economic CapEx exposure (i.e., from “least sensitive” to “most sensitive”). The Morningstar analysts then perform fundamental analysis in order to select companies that fall within the “sensitive” to “most sensitive” industries categories for inclusion in the Underlying Index. Companies with positive median or higher five-year revenue growth forecasts within the industry peer group, as forecasted by Morningstar, are selected for inclusion, excluding all small-capitalization companies. The Underlying Index is free-float market capitalization-weighted with a maximum single issuer weighting of 3% and is reconstituted and rebalanced annually.

The Underlying Index may include large- and mid-capitalization companies, and components primarily include basic materials, industrials and technology companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,225 filed pursuant to Rule 485(a)(2) on October 3, 2014.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,225, filed pursuant to Rule 485(a)(2) on October 3, 2014, relating to the iShares MSCI ACWI Low Carbon ETF, which became effective on December 5, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Investment Restrictions,” “Continuous Offering,” “Management,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Portfolio Managers,” “Investment Advisory, Administrative and Distribution Services –

Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Additional Information Concerning the Trust – Shares,” “Additional Information Concerning the Trust – Termination of the Trust or the Fund,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Financial Statements,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).